UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

228803102
(CUSIP Number)

Julian R. Geiger
7 Chowning Drive
Malvern, Pennsylvania 19355
(212) 221-7105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228803102	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS

Julian R. Geiger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		912,122 (1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		-0-
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		912,122 (1)
	10.	SHARED DISPOSITIVE POWER

-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,122 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) See Item 3 of this Schedule 13D, as amended and supplemented hereby, for a detailed explanation of the reporting person’s beneficial ownership of the Common Shares.

(2) See Item 5 of this Schedule 13D, as amended hereby, for a detailed explanation of the reporting person's percent of class represented by the Common Shares.

SCHEDULE 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2011 (“Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended by replacing it with the following:

Julian R. Geiger is a United States citizen. Mr. Geiger’s address is 7 Chowning Drive, Malvern, Pennsylvania 19355. Mr. Geiger is the President, Chief Executive Officer and a director of the Issuer. Mr. Geiger is also President and Chief Executive Officer and is on the Board of Managers of Crumbs Holdings, LLC (“Crumbs”), a non-wholly owned subsidiary of the Issuer.

During the past five years, Mr. Geiger has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

On October 9, 2012, Mr. Geiger exchanged, for no additional consideration, 319,600 New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) for 319,600 shares of the Issuer’s common stock (“Common Shares”), and, in connection therewith, 31,960 shares of the Issuer’s Series A Voting Preferred Stock (“Preferred Stock”) owned by Mr. Geiger were automatically redeemed by the Issuer. As a result, Mr. Geiger owns 479,400 Class B Units and 47,940 shares of Preferred Stock. Of his Class B Units and shares of Preferred Stock, 79,900 and 7,990, respectively, are fully vested and the remaining 399,500 and 39,950, respectively, will vest and become exchangeable on November 14, 2012. Each share of Preferred Stock entitles its holder to cast 10 votes on each matter that may come before the holders of the Common Shares. The 479,400 Class B Units and 47,940 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Mr. Geiger would have if he were to hold 479,400 Common Shares.

On October 11, 2012, using personal funds, Mr. Geiger purchased 113,122 Common Shares from the Issuer for a purchase price of $2.21 per Common Share. Following this purchase, Mr. Geiger owns 432,722 Common Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by replacing it with the following:

The information set forth in Item 3 of the Schedule 13D, as amended and supplemented by this Amendment, is incorporated herein by reference.

Mr. Geiger continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, Mr. Geiger may acquire or purchase additional Common Shares or may determine to sell or otherwise dispose of all or some of his Common Shares in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Geiger may deem material to his investment decision.

Except as set forth herein, Mr. Geiger does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by replacing it with the following:

(a) and (b). As of the date of this filing, Mr. Geiger owns 432,722 Common Shares, 79,900 Class B Units that are vested, 399,500 Class B Units that will vest within 60 days hereof, 7,990 shares of Preferred Stock that are vested, and 39,950 shares of Preferred Stock that will vest within 60 days hereof. Class B Units are exchangeable, for no additional consideration, for Common Shares on a one-for-one basis. Assuming there are 11,803,353 Common Shares outstanding, 2,340,000 Class B Units outstanding and 234,000 shares of Preferred Stock outstanding, Mr. Geiger (a) beneficially owns 7.4% of the Common Shares and (b) has sole voting power, or can acquire such sole voting power within 60 days, with respect to approximately 6.4% of the Common Shares.

(b). Mr. Geiger has sole power to vote and dispose of the Common Shares identified in paragraph (a).

(c). Except as set forth herein, Mr. Geiger has not effected any other transactions in the class of securities reported on that were effected within the past sixty days.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by replacing it with the following:

The information contained in Items 3, 4 and 5 of this Amendment is incorporated herein by reference. All information contained in Item 1.01 and the sections of Item 5.02 entitled “Employment Agreement” and “Securities Grant Agreement” of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 15, 2011, are incorporated herein by reference. The sections of Item 1.01 entitled “Sale of Common Stock Pursuant to Securities Purchase Agreement” and “Registration Rights Agreement” of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 11, 2012, are incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Geiger and any other person with respect to the Common Shares.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by replacing it with the following:

Exhibit	Description

10.1	Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.2	Securities Grant Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.3	Registration Rights Agreement between Crumbs Bake Shop, Inc. and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.4	Third Amended and Restated LLC Agreement of Crumbs Holdings, LLC, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.5	Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.6	Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.25 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.7	Securities Purchase Agreement by and between Crumbs Bake Shop, Inc. and each of the Investors named therein, dated as of October 10, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 11, 2012).

10.8	Registration Rights Agreement by and between Crumbs Bake Shop, Inc. and each of the Investors named therein, dated as of October 10, 2012 (included as Exhibit A to the Securities Purchase Agreement that is filed as Exhibit 10.7 hereto and incorporated by reference herein).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2012

By:	/s/ Julian R. Geiger
Julian R. Geiger

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EXHIBIT INDEX

Exhibit	Description

10.1	Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.2	Securities Grant Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.3	Registration Rights Agreement between Crumbs Bake Shop, Inc. and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.4	Third Amended and Restated LLC Agreement of Crumbs Holdings, LLC, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.5	Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.6	Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.25 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.7	Securities Purchase Agreement by and between Crumbs Bake Shop, Inc. and each of the Investors named therein, dated as of October 10, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 11, 2012).

10.8	Registration Rights Agreement by and between Crumbs Bake Shop, Inc. and each of the Investors named therein, dated as of October 10, 2012 (included as Exhibit A to the Securities Purchase Agreement that is filed as Exhibit 10.7 hereto and incorporated by reference herein).

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